Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

Empower Reminds Shareholders to Vote in Favor of Business Combination with Holley, the Largest and Fastest Growing Platform Serving Performance Automotive Enthusiasts

BOWLING GREEN, KY – June 7, 2021 – Empower Ltd. (NYSE: “EMPW” “EMPW-UN” and “EMPW-WT”) (“Empower”), a publicly-traded special purpose acquisition company, reminds its shareholders to vote in favor of the approval of Empower’s proposed business combination with Holley Intermediate Holdings, Inc. (“Holley”), the largest and fastest growing platform for performance automotive enthusiasts, and the related proposals to be voted upon at Empower’s Extraordinary Meeting on July 14, 2021.

The Extraordinary Meeting of Empower shareholders to approve the proposed business combination will be held virtually on July 14, 2021 at 10:00 a.m. Eastern Time at the following address: https://www.cstproxy.com/empower/sm2021. Empower’s shareholders of record at the close of business on June 7, 2021 should submit their vote promptly and no later than 11:59 p.m. Eastern Time on July 13, 2021.

The proposed business combination is expected to close on or about July 16, 2021, subject to receipt of Empower shareholder approval and satisfaction of other customary closing conditions.

Tom Tomlinson Holley’s President and Chief Executive Officer said, “Holley has built a robust enthusiast platform, with multiple growth levers that we’re excited to bring to the public market. Our business remains strong and the recent release of stellar first quarter results inclusive of an upward revision in our full year pro forma 2021 net sales and adjusted EBITDA outlook is a true testament to the power of our performance automotive enthusiast business model. I could not be more excited about the future growth opportunities for Holley and our family of iconic brands.” For more information regarding Holley’s revised financial outlook, please see Holley’s first quarter 2021 earnings release issued on May 13, 2021.

It remains important that all holders who owned Empower shares as of June 7, 2021 – even if they since sold their shares – vote by the July 13 deadline to ensure the deal proceeds in a timely manner.

We recommend that you vote your shares online, though you may also vote by mail or telephone. More information on how to vote can be found at https://www.cstproxy.com/empower/sm2021 or, if you hold in street name, by following the instructions provided by your broker, bank of other nominee on the Voting Instruction Form mailed or e-mailed to you. If you did not receive or have misplaced your Voting Instruction Form, contact your bank, broker or other nominee to obtain your control number in order to vote.

Holders of Empower shares who need assistance voting or have questions regarding the Extraordinary Meeting may contact Empower’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (banks or brokers can call collect at (203) 658-9400) or email EMPW.info@investor.morrowsodali.com..

About Holley

Holley is a leading designer, marketer, and manufacturer of high-performance products for car and truck enthusiasts. Holley offers the largest portfolio of iconic brands that deliver innovation and inspiration to a large and diverse community of millions of avid automotive enthusiasts who are passionate about the performance and personalization of their classic and modern cars. Holley has disrupted the performance category by putting the enthusiast consumer first, developing innovative new products, and building a robust M&A process that has added meaningful scale and diversity to its platform. For more information on Holley, visit www.holley.com.

About Empower Ltd.

Empower is a blank check company formed by MidOcean Partners whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Empower’s management team is led by Matt Rubel, its Chief Executive Officer and Executive Chairman of its Board of Directors, and Graham Clempson, Empower’s President. Empower raised $250,000,000 in its initial public offering in October 2020 and is listed on the NYSE under the ticker symbols “EMPW”, “EMPW-UN” and “EMPW-WT”. For more information, visit www.empowermidocean.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination transaction, Empower filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective on June 24, 2021 and includes a definitive proxy statement in connection with Empower’s solicitation of proxies for the vote by Empower shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Empower’s shareholders and Holley’s stockholders in connection with the proposed transaction. The definitive proxy statement/prospectus and other proxy materials were mailed on or about June 28, 2021 to Empower’s shareholders of record as of June 7, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Empower, Holley and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Empower by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Holley’s or Empower’s future financial or operating performance. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “would,” “will continue,” “will be,” “will likely result,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “strategy,” “future,” “opportunity,” “plan,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Holley and its management and Empower and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current including those risks and uncertainties set forth in the section entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in the Registration Statement and other documents of Empower filed, or to be filed, with the SEC. Although Holley and Empower believe the expectations reflected in the forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Holley and Empower presently do not know or that Holley and Empower currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Holley nor Empower undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Empower, Holley and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Empower’s shareholders in connection with the Business Combination. Investors and shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Empower directors and officers, and Holley’s directors and executive officers, in Empower’s filings with the SEC, including the Registration Statement.

Media:

Phil Denning / Michael Wolfe

ICR, Inc.

EmpowerPR@icrinc.com

(646) 277-1200

Investor Relations:

Tom Filandro / Nitza McKee

ICR, Inc.

HolleyIR@icrinc.com

(646) 277-1200

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